# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCHMID Group N.V., CIK 0001987240
CUSIP: N68722102
Title of class of securities: Class A Ordinary Shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: Robert-Bosch-Str. 32-36, Freudenstadt, Germany (2M), 72250
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0002110120
Persons authorized to receive notices and communications: XJ Harbour HK Limited, Room 76, 5/F, United Centre, 95 Queensway, Admiralty, Hong Kong (K3), 000000, 852 5948 0780

## Reporting persons
- XJ Harbour HK Ltd (CIK 0002110120): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,162,575; shared voting power 0; sole dispositive power 10,162,575; shared dispositive power 0; aggregate amount beneficially owned 10,162,575 (19.2% of the class)
  Comment: Rows 7, 9 and 11: Represents 10,162,575 Class A Ordinary Shares of the Issuer. Each Class A Ordinary Share is entitled to one vote per share.
  
  Row 13: Based on an aggregate of 52,800,864 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer). The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 18 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Global Industrial Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,162,575; shared voting power 0; sole dispositive power 10,162,575; shared dispositive power 0; aggregate amount beneficially owned 10,162,575 (19.2% of the class)
  Comment: Rows 7, 9 and 11: Represents 10,162,575 Class A Ordinary Shares of the Issuer. Each Class A Ordinary Share is entitled to one vote per share.
  
  Row 13: Based on an aggregate of 52,800,864 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer). The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 18 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Global Industrial Fund GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,162,575; shared voting power 0; sole dispositive power 10,162,575; shared dispositive power 0; aggregate amount beneficially owned 10,162,575 (19.2% of the class)
  Comment: Rows 7, 9 and 11: Represents 10,162,575 Class A Ordinary Shares of the Issuer. Each Class A Ordinary Share is entitled to one vote per share.
  
  Row 13: Based on an aggregate of 52,800,864 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer). The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 18 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Investment Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,162,575; shared voting power 0; sole dispositive power 10,162,575; shared dispositive power 0; aggregate amount beneficially owned 10,162,575 (19.2% of the class)
  Comment: Rows 7, 9 and 11: Represents 10,162,575 Class A Ordinary Shares of the Issuer. Each Class A Ordinary Share is entitled to one vote per share.
  
  Row 13: Based on an aggregate of 52,800,864 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer). The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 18 million convertible bond and warrants announced by the Issuer on January 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value (euro)0.01 per share
Name of issuer: SCHMID Group N.V.
Address of issuer's principal executive offices: Robert-Bosch-Str. 32-36, Freudenstadt, Germany (2M), 72250
Comment: This amendment No. 2 (this "Amendment No. 2") amends and supplements the original Schedule 13D (the "Original Schedule 13D") filed with the SEC on February 11, 2026, by XJ Harbour HK Limited, Xinjin Global Industrial Fund LP, Xinjin Global Industrial Fund GP Limited, and Xinjin Investment Holding Limited (each a "Reporting Person"), as previously amended by amendment No. 1 (the "Amendment No. 1") to the Original Schedule 13D by the Reporting Persons, filed on April 22, 2026 (as so amended, the "Schedule 13D") relating to the Class A Ordinary Shares of the Issuer. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No.2, the Schedule 13D is unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have beneficial ownership of 10,162,575 Class A Ordinary Shares. The percentage of beneficial ownership is approximately 19.2% of the outstanding Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have the sole power to vote, dispose or direct the disposition of 10,162,575 Class A Ordinary Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Except as described in Item 3 and the disposal of an aggregate number of 1,257,696 Class A Ordinary Shares in open market through a broker between April 23, 2026 and May 12, 2026 as listed below, the Reporting Persons have not engaged in any transaction with respect to the Class A Ordinary Shares since the date of the Amendment No. 1.

April 27, 2026 - Open market sale of 30,540 Class A Ordinary Shares at a price of $7.3000 per Class A Ordinary Share.
April 29, 2026 - Open market sale of 43,173 Class A Ordinary Shares at a price of $6.0118 per Class A Ordinary Share.
April 30, 2026 - Open market sale of 37,733 Class A Ordinary Shares at a price of $6.0024 per Class A Ordinary Share.
May 1, 2026 - Open market sale of 201,600 Class A Ordinary Shares at a price of $6.0070 per Class A Ordinary Share.
May 4, 2026 - Open market sale of 50,000 Class A Ordinary Shares at a price of $6.2130 per Class A Ordinary Share.
May 8, 2026 - Open market sale of 500,534 Class A Ordinary Shares at a price of $6.1460 per Class A Ordinary Share.
May 11, 2026 - Open market sale of 344,116 Class A Ordinary Shares at a price of $6.0221 per Class A Ordinary Share.
May 12, 2026 - Open market sale of 50,000 Class A Ordinary Shares at a price of $5.8067 per Class A Ordinary Share.

## Signatures
- XJ Harbour HK Ltd: /s/ XJ Harbour HK Ltd, Mak Tsz Ming / Director (05/12/2026)
- Xinjin Global Industrial Fund LP: /s/ Xinjin Global Industrial Fund LP, Mak Tsz Ming / Authorized Signatory (05/12/2026)
- Xinjin Global Industrial Fund GP Limited: /s/ Xinjin Global Industrial Fund GP Limited, Mak Tsz Ming / Director (05/12/2026)
- Xinjin Investment Holding Limited: /s/ Xinjin Investment Holding Limited, HU Bin / Director (05/12/2026)
Comment: Not applicable.